UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated April 27, 2012

Commission File Number: 1-15018

Fibria Celulose S.A.

Alameda Santos, 1357 — 6th floor

01419-908, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒   Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐   No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐   No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐   No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

FIBRIA CELULOSE S.A.

A Publicly Held Company

CNPJ/MF n. 60.643.228/0001-21

NIRE: 35.300.022.807

MINUTES SUMMARIZING THE ORDINARY GENERAL MEETING HELD ON APRIL 27, 2012

I.                                         DATE, TIME AND PLACE: Held on April 27, 2012, at 9:00 a.m., at the Company’s headquarters at Alameda Santos, 1.357/8º floor, Sala Mogno, City of São Paulo, State of São Paulo.

II.                                     ATTENDANCE:  Shareholders representing more than 2/3 (two-thirds) of the voting capital stock, according to the signatures in the Shareholder Attendance Book; and Osvaldo Ayres Filho, Controler; José Écio Pereira da Costa Junior, Chairman of the Fiscal Council; and José Leonardo Pereira de Souza Costa, a representative of PricewaterhouseCoopers accounting firm.

III.                                CALL NOTICE: The Call Notice was published on March 27, 28 and 29, 2012 in the Diário Oficial do Estado de São Paulo (pages 156, 113 and 127, respectively), and in the Valor Econômico journal (pages E6, E4 and E2, respectively). All documents and information referred to in these Minutes were made available to shareholders pursuant to CVM Instruction 481 of December 17, 2009 (“ICVM 481/2009”).

IV.                                PRESIDING:       Maria Lucia Cantidiano — Presiding

Rodrigo Piva Menegat - Secretary

V.                                    AGENDA: (a) Take the accounts of the management, examine, discuss and vote on the Financial Statements, accompanied by the Report of the Independent Auditors for the fiscal year ended December 31, 2011; (b) Resolve on the allocation of the results for the financial year ending December 31, 2011; (c) Resolve on the proposed capital budget for 2012; (d) Ratify the election of members of the Board of Directors, members elected ad referendum of the General Meeting; (e) Elect the members of the Fiscal Council of the Company; (f) Set the aggregate annual remuneration of the management of the Company and the remuneration of the members of the Fiscal Council, the latter in accordance with the limit established in Article 162, paragraph 3 of the Brazilian Corporation Law.

VI.                                PRESENTATION OF DOCUMENTS, CASTING OF VOTES AND TRANSCRIPTION OF THE MINUTES: (1) The reading or transcription of the documents related to the matters to be voted at the Ordinary General Meeting was waived, since they were disclosed as provided in CVM Instruction 481/2009 and are available to interested parties on the presiding table, and are also filed at the Company’s headquarters; (2) declarations of votes, objections or dissents presented will be received, numbered and certified by the presiding Secretary and will be filed with the CVM and at the Company’s headquarters, pursuant to CVM rules and paragraph 1 of Article 130 of Law 6,404/76 (the “Brazilian Corporation Law”); (3) a summarized version of these minutes, as well as its publication omitting the signatures of the shareholders present, was authorized pursuant to the terms of paragraphs 1 and 2 of article 130 of the Brazilian Corporation Law.

VII.                            RESOLUTIONS: After examining and discussing the pertinent matters included in the Agenda and the respective documents, the majority of the shareholders present voted to:

(A) Approve, without any restriction or qualification, the Management Report and the Financial Statements for the fiscal year ended December 31, 2011, accompanied by the Opinion of the Independent Auditors. Also approved was the manifestation of the Fiscal Council, substantiated in a document dated February 1st, 2012 which was presented to the Meeting and remains filed at the Company’s headquarters. The reports, the financial statements and the opinion of the independent auditors were published in the Diário Oficial do Estado de São Paulo (pages 34 - 50), that circulated on February 2nd, 2012 and in the Valor Econômico journal (pages E3 — E13) that circulated on February 2nd, 2012, waiving the publication of the announcements referred to in Article 133 of the Brazilian Corporation Law, pursuant to § 5 of such Article;

(B) Because of the loss reported for the fiscal year ended December 31, 2011, in the amount of R$872,622,553.57, approve the absorption of the loss reported by the profits reserve, being registered that due to the loss reported, there is no proposal for distribution of dividends;

(C) Approve the proposed capital budget for 2012  presented by Company management, in the amount of R$1,021,000,000.00, mainly dedicated to the maintenance of Company operations, by means of own resources (generated from operational activities during the fiscal year) and resources from third parties, without any retention of profits due to the loss reported;

(D) Ratify the election of Messrs. Mario Antonio Bertoncini, Brazilian, married, business administrator, bearer of the ID nº 14065058-1 issued by SSP-SP and registered with the CPF/MF under nº 085.771.768-51, resident and domiciled in the City of São Paulo, Estado de São Paulo, with business address at Rua Amauri, n. 255, 13º floor, CEP 01448-000, as an alternate member of João Carvalho de Miranda; Carlos Augusto Lira Aguiar, Brazilian, married, engineer, bearer of the ID nº 11.044.512-9 issued by SSP-RJ and registered with the CPF/MF under nº 032.209.829-72, resident and domiciled in the City of São Paulo, State of São Paulo, with business address at Alameda Santos, 1357, 6º floor, CEP 01419-908, as a sitting member to complete the term of Wang Wei Chang; Julio Cesar Maciel

Ramundo, Brazilian, married, economist, bearer of the ID nº 069.791.523 issued by IFP-RJ and registered with the CPF/MF under nº 003.592.857-32, resident and domiciled in the City of Rio de Janeiro, State of Rio de Janeiro, with business address at Av. República do Chile, nº 100, 17º  floor, CEP 20031-917, as a sitting member to complete the term of Armando Mariante Carvalho Junior; Laura Bedeschi Rego de Mattos, Brazilian, married, chemical engineer, bearer of the ID nº 25.348.9400-4 issued by SSP-SP and registered with the CPF/MF under nº 253.585.728-64, resident and domiciled in the City of Rio de Janeiro, State of Rio de Janeiro, with business address at Av. República do Chile, nº 100 (part), CEP 20031-170, as an alternate to complete the term of André Biazus; and Eduardo Borges de Andrade Filho, Brazilian, married, engineer, bearer of the ID nº M-743.497 and registered with the CPF/MF under nº 587.714.256-91, resident and domiciled in the City of São Paulo, State of São Paulo, with business address at Rua Amauri, n. 255, 13º floor, CEP 01448-000, as an alternate of Alexandre Silva D’Ambrosio; all such member elected by the Board of Directors ad referendum of the General Meeting to complete the term of the replaced members, who shall remain in office until the end of the two-year term, expiring in the fiscal year of 2013.

The Board Members indicated above declared, for purposes of the provisions of Paragraph 1 of article 147 of the Brazilian Corporation Law and article 1.011 of Law nº 10.406/02, that they are not in involved in any crimes that would prevent them from undertaking mercantile activity, having been presented to the respective meeting of the Board of Directors and to the General Meeting the declarations provided for in article 147, Paragraph 4 of the Brazilian Corporation Law and CVM Instruction 367/02. Additionally, such members already executed the Instrument of Consent of the Administrative Officers with the rules contained in the Regulations for Listing in the Novo Mercado of the BM&FBOVESPA S.A. — Bolsa de Valores, Mercadorias e Futuros (São Paulo Stock Exchange), and were already vested in the offices to which they were elected by signing the relevant instruments of investiture, at which time they signed the representation of non-hindrance provided by law.

All the other members of the Board of Directors are duly qualified in the minutes of the Ordinary General Meeting held on April 28, 2011.

Thus, the Board of Directors is composed by the following members Messrs. Alexandre Gonçalves Silva (sitting member) and Mauricio Aquino Halewicz (alternate); Alexandre Silva D’Ambrosio (sitting member) and Eduardo Borges de Andrade Filho (alternate); Julio Cesar Maciel Ramundo (sitting member) and Laura Bedeschi Rego de Mattos (alternate); Eduardo Rath Fingerl (sitting member) and Sérgio José Suarez Pompeo (alternate); João Carvalho de Miranda (sitting member) and Mário Antônio Bertoncini (alternate); José Armando de Figueiredo Campos (sitting member) and Antonio Luiz Pizarro Manso (alternate); José Luciano Duarte Penido (sitting member) and Paulo Henrique de Oliveira Santos (alternate); Raul Calfat (sitting member) and Gilberto Lara Nogueira (alternate); Carlos Augusto Lira Aguiar (sitting member) and Samuel de Paula Matos (alternate).

As recorded in the minutes of the Ordinary General Meeting held on April 28, 2011, the sitting members of the Board of Directors Messrs. Alexandre Gonçalves da Silva and José Armando de Figueiredo Campos, and their alternates, Maurício Aquino Halewicz and Antonio Luiz Pizarro Manso, fulfill the requisites provided in the Regulations for Listing in the Novo Mercado of the BM&FBOVESPA S.A. — Bolsa de Valores, Mercadorias e Futuros (São Paulo Stock Exchange), thus being considered as independent board members.

(E) Elect 3 (three) members and their respective alternates to the Company’s Fiscal Council, which will function until the Ordinary General Meeting in 2013, as follows:

By indication of the controlling shareholders:

José Ecio Pereira da Costa Junior, Brazilian, married, business administrator and accountant, bearer of the ID nº 4.762.308 issued by SSP/SP and registered with the CPF/MF under nº 359.920.858-15 and with the CRC — SP under nº 01.318-O-2-TR/PR, resident and domiciled at Rua Petit Carneiro, 927 apt. 141 - Água Verde — Curitiba — PR, CEP 80240-050, as the Chairman of the Fiscal Council; and Marcos de Bem Guazzelli, Brazilian, married, accountant and lawyer, bearer of the ID nº 1044289427 issued by SSP/RS, registered with the CPF/MF under nº 577.456.920-91 and with the CRC — PR under nº 38.133/O-0, resident and domiciled at Rua Marechal Deodoro, nº 497, 2º floor, Curitiba, PR, CEP 80020-320, as his alternate;

Eliane Aleixo Lustosa de Andrade, Brazilian, divorced, economist, bearer of the ID nº 044 45 72 24 issued by IFP RJ, registered with the CPF under nº 783.519.367-15, resident e domiciled at Rua Visconde de Pirajá, 250, 2º floor, CEP 22410-000, in the City of Rio de Janeiro, State of Rio de Janeiro, as a sitting member; and Geraldo Gianini, Brazilian, married, accountant, bearer of the ID RG nº 544.903-X issued by SSP/SP and registered with the CPF/MF under nº 531.905.488-20, resident and domiciled at Rua Bandeira Paulista, 147, apto. 44, Itaim Bibi, in the City of São Paulo, State of São Paulo, CEP 04535-010, as her alternate; and

By indication of the non-controlling shareholders:

Maria Paula Soares Aranha, Brazilian, single, economist, bearer of the ID nº 114781 issued by CRA/SP and registered with the CPF/MF under nº 035.859.048-58, resident and domiciled at Estrada do Espigão, 1820, casa 25, Petit Village, in the City of Cotia, State of São Paulo, CEP 06710-500, as a sitting member; and Lúcio Tameirão Machado, Brazilian, married, accountant, bearer of the ID nº M1.652.311 issued by SSP/MG, registered with the CPF/MF under nº 261.766.881/91, resident and domiciled at SHIS QL 10, Conjunto 7, casa 8, in the City of Brasilia, Distrito Federal, CEP 71630-075, as her alternate;

(F) Set the annual global remuneration of the Administrators and members of the Fiscal Council, as follows:

(i) for the Company’s administrators: annual global remuneration of up to R$43,481 million. The amount of the global remuneration approved includes the remuneration of the Directors of the Company, its Board of Directors and advisory committees to the Board of Directors during the period from January to December 2012, and includes fixed and variable remuneration (considering for this the maximum level attainable), direct and indirect, as well as benefits of any kind. Under the terms of article 17, item III of the Company’s Bylaws, the Board of Directors will set and apportion the individual remuneration of the administrators, within the limit approved herein;

(ii) for the sitting members of the Fiscal Council: monthly individual remuneration of at least 10% and at most 20% of the average remuneration awarded to each of the Company’s Executive Officers, excluding from this calculation the charges, bonuses and “13th salary.” Members of the Fiscal Council will receive 12 monthly salaries and will not have benefits, allowances or share in the profits.

VIII.                        DECLARATIONS OF VOTES: The following shareholders presented declarations of votes, as indicated: (i) Investment Funds and Investors listed on Document II, represented by p.p. Anderson Luis Minsoni and BB Top IBrX Actions Indexed Investment Fund, managed by BB DTVM S.A., represented by Anderson Luis Minsoni abstained from voting on all matters, except for deliberation (e); (ii) Bombardier Trust (Canada) Global Equities Fund and The Bombardier Trust UK represented by HSBC Corretora de Títulos e Valores Mobiliários SA, represented by Iamara Garzone, voted against deliberations (d) and (f); (iii) Investment Funds and Investors listed on Document I represented by Citibank N.A., represented by Iamara Garzone, abstained from voting and voted against the matters indicated in the respective voting orientation; (iv) Investment Funds and Investors listed on Document III represented by J.P. Morgan S.A. Distribuidora de Títulos e Valores Mobiliários, represented by Iamara Garzone, abstained from voting and voted against the matters indicated in the respective voting orientation; (v) Tempo Capital Principal Fundo de Investimento em Ações, represented by Tempo Capital Gestão de Recursos Ltda., represented by

Marcio de Oliveira Gottardo, abstained from voting and voted against the matters indicated in the respective voting orientation; (vi) Fundação dos Economiários Federais — FUNCEF, represented by Marcio de Oliveira Gottardo, abstained from voting and voted against the matters indicated in the respective voting orientation; (vii) Citibank N.A. ADR Department, represented by Evelyn R. Diogo abstained from voting and voted against the matters indicated in the respective voting orientation.

IX.                                DOCUMENTS: Documents pertaining to the Agenda are filed at the headquarters of the Company and are available for inspection by shareholders.

X.                                    CLOSING: There being nothing left to address, the meeting was adjourned for the time necessary to draft these minutes, which were read, checked and approved by the shareholders in attendance, who signed them.

XI.                                SIGNATURES: Maria Lucia Cantidiano — Presiding; Rodrigo Piva Menegat, Secretary; José Écio Pereira da Costa Júnior, member of the Fiscal Council; José Leonardo Pereira de Souza, a representative of PricewaterhouseCoopers accounting firm. Shareholders: Votorantim Industrial S.A., represented by Ana Paula de Andrade Pagano; BNDES Participações S.A. — BNDESPar, represented by Renata Maria Martins Machado; Caixa de Previdência dos Funcionários do Banco do Brasil — PREVI, represented by Marcio de Oliveira Gottardo; Investment Funds and Investors listed on Document I represented by Citibank NA, represented by Iamara Garzone; Investment Funds and Investors listed on Document II,   represented by Anderson Luís Minsoni; Investment Funds and Investors listed on Document III represented by J.P. Morgan S.A. Distribuidora de Títulos e Valores Mobiliários, Iamara Garzone; Tempo Capital Principal Fundo de Investimento em Ações, represented by Tempo Capital Gestão de Recursos Ltda., and represented by Marcio de Oliveira Gottardo; FUNCEF — Fundação dos Economiários Federais, represented by Marcio de Oliveira Gottardo; Teorema Fundo de Investimentos de Ações, represented by Teorema Gestão de Ativos Ltda., and represented by Silvia M.A.F. de Almeida Prado; Bombardier Trust (Canada) Global Equities Fund e The Bombardier Trust UK, represented by HSBC Corretora de Títulos e Valores Mobiliários S/A, and represented by Iamara Garzone; and Citibank N.A. ADR Department, represented by Evelyn R. Diogo.

We certify that the present instrument is a true copy of the Minutes of the Ordinary General Meeting of FIBRIA  CELULOSE  S.A. held on April 27, 2012, recorded in the appropriate book.

Maria Lucia Cantidiano Presiding	Rodrigo Piva Menegat Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 27, 2012

Fibria Celulose S.A.

	By:	/s/ Guilherme Perboyre Cavalcanti
	Name:	Guilherme Perboyre Cavalcanti
	Title:	CFO and IRO